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                          June 14, 2023

       Robert Bitterman
       Chief Executive Officer
       Phio Pharmaceuticals Corp.
       257 Simarano Drive, Suite 101
       Marlborough, Massachusetts 01752

                                                        Re: Phio
Pharmaceuticals Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 8, 2023
                                                            File No. 333-272526

       Dear Robert Bitterman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven J. Abrams, Esq.